Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

March 25, 2020 – For Immediate Release

Great Panther Files NI 43-101 Technical Report on the Tucano Gold Mine

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”) announces today that it has filed a technical report titled "Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” (the "Technical Report"). The Technical Report was prepared by Roscoe Postle Associates Inc., now part of SLR Consulting Ltd., and Great Panther Qualified Persons, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report is in support of Great Panther’s March 9, 2020 news release announcing its inaugural Mineral Resource and Mineral Reserve Estimate for the Tucano Gold Mine, effective September 30, 2019. It is available on SEDAR at www.sedar.com and on the Company’s website at www.greatpanther.com, and will be filed in due course on EDGAR at www.sec.gov.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther owns an operating gold mine in Brazil and two operating primary silver mines in Mexico. It also owns two mines on care and maintenance, one in Mexico and one in Peru.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com